File No. 70-9641

                            (As filed April 24, 2003)

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     POS AMC

                  POST-EFFECTIVE AMENDMENT NO. 14 ON FORM U-1/A
                             APPLICATION/DECLARATION
                                      under
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
                            ------------------------
      (Name of companies filing this statement and addresses of principal executive offices)

                                      None
                            ------------------------
        (Name of top registered holding company parent of each applicant)


                               John J. Bishar, Jr.
                    Senior Vice President and General Counsel
                               KeySpan Corporation
                              One MetroTech Center
                            Brooklyn, New York 11201
              ----------------------------------------------------
                     (Name and address of agent for service)

                       POST-EFFECTIVE AMENDMENT No. 13 TO
                          application/declaration under
                           section 9,10 and 11 of the
                   public utility holding company act of 1935


     This post-effective amendment amends and restates in its entirety the post-effective amendment No. 7 filed in this proceeding on June 27, 2001.

Item 1.  Description of Proposed Transaction

     The Securities and Exchange Commission (the "Commission") issued an order authorizing KeySpan Corporation ("KeySpan") to acquire Eastern Enterprises on November 7, 2000 (Release No. 35-27271), as corrected by the order issued on December 1, 2000 (collectively, the "Merger Order"). The merger was consummated on November 8, 2000. [1] In the Merger Order, the Commission reserved jurisdiction with respect to the retention by KeySpan of the following non-utility subsidiaries (collectively, the "Retainable Subsidiaries"): (i) KeySpan Services Inc. ("KSI") and its subsidiaries ("KSI Companies"); and (ii) the following subsidiaries which were formerly subsidiaries of ENI Mechanical,
Inc.: Granite State Plumbing & Heating, LLC formerly known as Granite State Plumbing and Heating, Inc. ("Granite") and Northern Peabody, LLC formerly known as Northern Peabody, Inc. ("Northern Peabody," collectively referred to with Granite as the "ENI Companies").[2]

     As set forth in the Merger Order, KeySpan filed post-effective amendment No. 7 prior to June 30, 2001, to justify retention of the Retainable Subsidiaries pursuant to Section 11(b)(1) of the Public Utility Holding Company

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1    On May 29,  2002,  the  Commission  issued an order  approving  KeySpan and
     Eastern Enterprises' application in File No. 70-9995 (Holding Co. Act Rel. No. 27532) for a reorganization of Eastern from a Massachusetts business trust to a Massachusetts limited liability company ("Conversion Order"). On May 31, 2002, pursuant to the Conversion Order, Eastern and KeySpan New England, LLC ("KNE LLC"), a newly formed Massachusetts limited liability company subsidiary of KeySpan, executed an agreement and plan of merger, with KNE LLC as the surviving entity. Pursuant to the Conversion Order, as the surviving entity and successor-by-merger to Eastern, KNE LLC (i) has succeeded to Eastern's ownership interests in Boston Gas, Essex Gas, Colonial Gas and ENGI (all of which are defined and described below) and the non-utility subsidiaries owned by Eastern, (ii) is successor of Eastern with respect to its commitments and authorizations set forth in the Financing Order and underlying applications and post-effective amendments; and (iii) is an exempt holding company pursuant to Section 3(a)(1) of the Act.

2 The ENI Companies were non-utility subsidiaries of Energy North Mechanical, Inc. ("ENI Mechanical") which was a wholly-owned subsidiary of EnergyNorth Inc. ("EnergyNorth") and ENI became indirect, wholly-owned subsidiaries of KeySpan when the merger was consummated. (As required by the Merger Order, EnergyNorth was subsequently eliminated as an intermediate utility holding company.) Pursuant to the authority contained in the November 8, 2000 order (Release No. 35-27272), as corrected by the order issued on December 1, 2000 (collectively, the "Financing Order") permitting reorganization or transfer of ownership of non-utility subsidiaries to be held by intermediate non-utility subsidiaries ("Non-Utility Reorganization Authority"), the ownership of ENI Mechanical was transferred to KSI because ENI Mechanical, through its subsidiaries, engaged in the same types of business as the KSI Subsidiaries. Subsequently, ENI Mechanical was dissolved on or about August 24, 2001.

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


Act of 1935 (the "Act").[3] In compliance with the Merger Order, this post-effective amendment amends the Form U-1 Application/Declaration previously filed in this proceeding on November 7, 2000, by setting forth the reasons justifying KeySpan's retention of the Retainable Subsidiaries. KeySpan requests that the Commission release jurisdiction over the retention of the Retainable Subsidiaries and allow KeySpan to retain these companies.[4]

     As described in the Application/Declaration, KeySpan is a diversified public utility holding company and through direct and indirect subsidiaries, engages in non-utility businesses. Except for the relatively few companies in which the Commission retained jurisdiction, the Merger Order approved KeySpan's retention of its non-utility businesses.[5] Together, at December 31, 2001, KeySpan's non-utility subsidiaries and investments constituted approximately 35% of the consolidated assets of KeySpan and its subsidiaries. For the twelve (12) months ended December 31, 2001, KeySpan's non-utility subsidiaries and investments constituted approximately 14% of consolidated net income and 41% of consolidated revenues. Of KeySpan's investments in its non-utility companies, as of December 31, 2001, KeySpan's investments in the Retainable Companies constituted approximately 5% of the consolidated assets of KeySpan and its subsidiaries, approximately (41)%[6] of consolidated net income and 17% of consolidated revenues.[7]

     Section 11(b)(1) of the Act permits a registered holding company to retain non-utility businesses that are reasonably incidental, or economically necessary

--------
3 The December 1 order required KeySpan to file a post-effective amendment no later than June 30, 2001, justifying retention of the Retainable Companies and if the Commission should order divestiture of all or any part of such interests, KeySpan will be required to do so by November 7, 2003. In the Merger Order, the Commission also reserved jurisdiction over KeySpan's retention of the following additionally wholly-owned, indirect non-utility subsidiaries: Eastern Enterprises Foundation ("EEF"); Eastern Urban Services, Inc. ("EUS"); Eastern Associated Securities Corp. ("EASC"), and PCC Land Company, Inc. ("PCC"). EUS, EASC and PCC are subsidiaries of (KNE LLC, formerly known as Eastern Enterprises, and became indirect wholly-owned subsidiaries of KeySpan when the merger was consummated. KeySpan filed a separate post-effective amendment addressing the retention of EUS, EASC and PCC; EEF was dissolved in January of 2001.

4 Registered holding companies and their subsidiaries are permitted to invest in energy related companies as defined under Rule 58(b)(1), without prior Commission approval under the Act subject to certain dollar thresholds. However, in the Merger Order, the Commission, for purposes of calculating the dollar limitation upon investments in energy related companies, disregarded KeySpan's existing investments in these types of activities which were made prior to registration under the Act. KeySpan requests that the Commission confirm that the same treatment applies to investment made with respect to the Retainable Subsidiaries, prior to registration as a holding company, which fall within the meaning of a Rule 58(b) energy related companies.

5 The Merger Order required KeySpan to divest of its interests in Midland Enterprises, Inc.

6 Negative investment as a percentage of net income resulted from the losses incurred by certain KSI subsidiaries during 2001. See footnote 30 infra.

7 Attached as Exhibit N-2 hereto is a copy of the consolidated balance sheet and income statement for the KSI Companies including the ENI Companies for the twelve months ended December 31, 2001.

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

or appropriate, and not detrimental to the proper functioning of the holding company systems. Although the Commission traditionally has interpreted this provision to require an operating or functional relationship[8] between the non-utility activity and the system's core non-utility business, in its release promulgating Rule 58,[9] the Commission stated that it "has sought to respond to developments in the industry by expanding its concept of a functional relationship." The Commission concluded in the Rule 58 Release "that various considerations, including developments in the industry, the Commission's familiarity with the particular non-utility activities at issue, the absence of significant risks inherent in the particular venture, the specific protections provided for consumers and the absence of objections by the relevant state regulators, made it unnecessary to adhere rigidly to the types of administrative measures" used in the past. In the SEC Division of Investment Management 1995 report on the Regulation of Public Utility Holding Companies (the "1995 Report"), Staff recommended a more flexible interpretation of the provisions of the Act concerning diversification and contemplated "an interpretation of the language of Section 11(b)(1) that would allow registered holding companies to engage in non-utility businesses that are economically appropriate and in the public interest, regardless of whether such activities are ancillary to the utility business."[10]

     KeySpan and EnergyNorth invested in the KSI Companies and ENI Companies, respectively, as exempt holding companies and, as such, were free to invest in a variety of non-utility businesses and activities without the need to obtain prior Commission approval under Section 9(a) of the Act.[11] The investments in the Retainable Subsidiaries have been successful overall, resulted in tangible benefits to shareholders, and undertaken in compliance with applicable state laws and regulations in a manner to minimize risks to the ratepayers of their affiliated utilities. Attached as Exhibit N-3 is a summary (and relevant financial statements) of the financial performance of Retainable Subsidiaries acquired by KSI in which it has at least 24 months of experience at December 31, 2001. Exhibit N-3 demonstrates that in 2000 these companies performed close to expectations when comparing pro forma and actual financial performance.

     Moreover, retention of the Retainable Subsidiaries' non-utility businesses will enable the KeySpan system to better compete with exempt registered holding company systems in the electric utility and gas utility industry. They are a key component of KeySpan's efforts to be a full service provider of energy and energy-related products and services "on both sides of the meter." The
Commission has recognized the importance of this fact by permitting other registered holding companies to retain or acquire a wider range of non-utility

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8    Michigan   Consolidated  Gas.  Co.,  44  SEC  361  (1970),  affd.  Michigan
     Consolidated Gas Company v. SEC, 444 F.2d 913 (1970).

9 Exemption of Acquisition by Registered Public-Utility Holding Companies of Securities of Nonutility Companies Engaged in Certain Energy-Related and
     Gas-Related  Activities,  Holding Co. Act Release No. 26667  (February  14,
     1997) ("Rule 58 Release").

10   1995 Report at 91.

11 In the case of KeySpan, prior to the reorganization in 1997 of The Brooklyn Union Gas Company which resulted in KeySpan's creation as a holding company, certain of the non-utility investments were made by the The Brooklyn Union Gas Company pursuant to authority granted by the New York Public Service Commission.

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

businesses because many customers choose their utilities based on the other products and services offered.[12] Thus, the Commission has taken into account industry trends and competitive pressures that make it important for registered holding companies to be able to compete with other utilities not subject to the Act.[13]

     As discussed more fully below, the Retainable Subsidiaries satisfy the Commission's standards for retention. These companies are engaged in the same types of businesses that the Commission has previously allowed registered holding companies to acquire, or newly registered holding companies to retain consistent with the Commission's interpretation of the Section 11(b)(1) standard. Therefore, like the Commission has done with other newly registered or existing registered holding companies and KeySpan's other non-utility businesses, it should authorize the retention of the Retainable Subsidiaries, especially when viewed in light of the Commission's Rule 58 exemptions and more flexible, broader interpretation of the functional relationship test in light of competitive pressures on the utility industry and the resulting need to develop capabilities to offer a wide range of services on both sides of the meter in order to both retain and attract customers.

     In support of its request, the following is a description of the specific bases under which the Retainable Subsidiaries may be retained pursuant to
Section 11(b)(1). (The following information amends Item 3.A.4.b.(iii) of the Application/Declaration with respect to the discussion of the Retainable Subsidiaries).

          (1)  The KSI Companies

               a.   Description of Subsidiaries

     KSI is the non-utility holding company of KeySpan's interests in the following KSI direct wholly-owned subsidary companies: KeySpan Communications Corp.; KeySpan Business Solutions, LLC ("KBS"); KeySpan Home Energy Services, LLC ("KHES"); KeySpan Energy Supply, Inc.;[14] and KeySpan Communications Corp. As described more fully in Section 1.b below, KBS and KHES were formed as wholly-owned subsidiaries of KSI to serve as intermediate non-utility holding

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12   GPU Inc.,  Holding Co. Act Release No. 27165  (April 14,  2000)  (hereafter referred to as "GPU, Inc."). This is especially important for KeySpan since its state regulated business is gas distribution, and in that business it is engaged in active and widespread competition with fuel oil dealers for propane heating load in all its franchised service territories. Therefore, the ability of the KSI Companies and the ENI Companies to provide a wide range of services to potential gas distribution customers only enhances the ability of the distribution companies to attract new customers.

13   See e.g.,  Entergy  Corp.,  Holding Co. Act Release No.  26812  (January 6,
     1998);  SEI  Holdings,  Holding Co. Act Release No.  26581  (September  26,
     1996); and Rule 58 Release at note 65.

14 At the time KeySpan registered as a holding company, KeySpan Energy Supply, Inc. (`KE") was a direct subsidiary of KeySpan and the Merger Order permitted KeySpan to retain KE (without reservation of jurisdiction) because its activities satisfied Rule 58(b)(1)(v) (i.e., KE is a energy marketer). Subsequent to the Merger Order, ownership of KE was reorganized for tax purposes so that it became a wholly-owned subsidiary of KSI and, an indirect subsidiary of KeySpan. The reorganization was done pursuant to the Non-Utility Reorganization Authority under the Financing Order. Because KE is now a subsidiary of KSI, the description of KE is repeated in this filing.

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

companies  (either  directly or indirectly)  of the following KSI  Subsidiaries:
KeySpan Energy Management, LLC formerly known as KeySpan Energy Management, Inc., which owns R.D. Mortman, LLC; KeySpan Energy Services Inc.; KeySpan Energy Solutions LLC formerly known as KeySpan Energy Solutions Inc. (which owns KeySpan Plumbing Solutions, Inc. and a ninety percent ownership interest in
KeySpan Plumbing and Heating Solutions LLC); Fritze KeySpan, LLC, which owns Active Conditioning LLC formerly known as Active Conditioning Corp.; Delta KeySpan, LLC formerly known as Delta KeySpan, Inc.; Paulus, Sokolowski & Sartor, LLC formerly known as Paulus, Sokolowski & Sartor, Inc. which owns KeySpan Engineering Associates, Inc.; WDF, Inc., which owns KSI Contracting LLC formerly known as RoyKay, Inc., KSI Electrical LLC formerly known as Roy Kay Electrical Company, and KSI Mechanical LLC formerly known as Roy Kay Mechanical, Inc.; Fourth Avenue Enterprise Piping LLC formerly known as Fourth Avenue Enterprise Piping Corp.; Binsky & Snyder LLC formerly known as Binsky & Snyder, Inc. (which owns a ninety percent ownership interest in Binsky & Snyder Plumbing LLC);[15] and Binsky & Snyder Service, LLC formerly known as Binsky & Snyder Service, Inc. Exhibit N-1 hereto describes the KSI Companies in greater detail; the Exhibit N-1 descriptions supercede those contained in Exhibit E to the Application/Declaration with respect to the KSI Companies. As demonstrated below, the KSI Companies are retainable under Section 11 of the Act because they engage in activities which are either permissible under Rule 58(b)(1) or consistent with Commission precedent regarding retention of businesses that are functionally related. As set forth in the revenue chart contained in Exhibit N-2, over 90% of KSI's total consolidated revenues for the KSI Subsidiaries were from services either permissable under Rule 58 or consistent with past Commission precedent concerning retention of non-utility businesses. To the extent that the remaining approximately 9% of revenues were from activities that may not strictly fall within existing Commission precedent, they were derived from activities in which the relevant subsidiaries (i) engaged in the past (e.g., general contracting) but will not be a key component of their going forward business strategies or (ii) need to engage in (e.g., architectural and other engineering services) so that they can continue to attract and retain customers for their energy related services and maintain qualified professionals within the subsidiaries with the necessary skills needed for KSI to provide the full range of integrated services and disciplines (e.g., architecural, civil, mechanical, sanitary, electrical, geotechnical, strcutural engineering and construction expertise) necessary to offer clients in connection with a wide variety of energy related projects. Accordingly, because KSI's business is exclusively that of a non-utility holding company which owns the non-utility subsidiaries described above, and substantially all of its income comes from traditional non-utility businesses (more than 90%) and a small percentage (9%) derives from activities connected to, and necessary to sustain, its energy-related businesses, it is retainable because all of its investments are in companies which, as shown below, are retainable under the Act.

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15   In  addition,  ownership  interests in KeySpan  Home Energy  Services  (New
     England), Inc., which was a direct subsidiary of Eastern Enterprises (which is now KNE LLC) and formerly named ServicEdge Partners, Inc. ("KHNE"), was transferred to KHES so that it became a wholly-owned subsidiary. In the Merger Order, the Commission authorized KeySpan to retain KHNE. As described in the Application/Declaration for the Merger Order, KHNE installs and services heating, ventilation and air conditioning equipment which the Commission found were retainable activities pursuant to Rule 58(b)(1) (iv), Conectiv, supra and Cinergy, supra. The transfer of KHNE's
     ownership   interests  to  KHES  was  done  pursuant  to  the   Non-Utility
     Reorganization Authority under the Financing Order.

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

     Rule 58(b)(1) Energy Marketers. An energy related company which satisfies the criteria set forth in Rule 58(b)(1) is deemed to be functionally related to a registered holding company's business. A company is an energy related company if it directly or indirectly derives substantially all of its revenues from one or more of the activities (within the United States) which are enumerated in Rule 58(b)(1). A Rule 58 (b)(1)(v) energy related company is defined as an entity which engages in the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels. The following KSI subsidiaries engage in energy marketing and brokering activities within the meaning of Rule 58 (b)(1)(v), and therefore are retainable.

     o KeySpan Energy Services, Inc. ("KESI") is engaged in the business of a gas and retail electricity marketer. All of the gas and electricity that it trades is resold to customers located in the United States.

     o KeySpan Energy Supply, Inc. ("KE") is engaged in energy brokering activities for customers located in the United States. KE's brokering activities consist of arranging as agent, for the purchase of gas and electricity, and associated transmission and transportation, for KESI, and managing the purchases of fuel by its affiliated EWG and the bidding of its affiliated EWG's power into the wholesale electricity market.

     HVAC Companies. The Commission has permitted registered holding companies to acquire, or new registered holding companies to retain, non-utility businesses that design, construct, install, maintain and service new and retrofit heating, ventilating, and air conditioning, electrical and power systems, motors, pumps, lighting, water and plumbing systems, and related structures for non-associate industrial, commercial and residential customers.[16] In addition, under Rule 58 (b)(1)(iv), a registered holding company is allowed to own an energy related company that sells, installs and/or services: electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and/or equipment that enables the use of gas or electricity as an alternative fuel.[17] Because the following non-utility subsidiaries of KeySpan are engaged in activities that are the same or substantially similar to those in Rule 58(b)(1)(iv) and/or approved by the Commission in Cinergy and Conectiv (as described above), they satisfy the functional relationship test under the Act and, therefore, should be retainable.

---------

16 Cinergy Corp., Holding Co. Act Release No. 26662 (February 7, 1997); See also Conectiv, Inc., Holding Co. Act Release No. 26832 (February 25, 1998).

17 To the extent that HVAC companies are involved in the sale, installation and servicing of electric and gas appliances, Rule 58 (b)(1)(iv) applies. Moreover, recently, in New Century Energies, Inc., Holding Co. Act Release No. 27212 (August 16, 2000), the Commission authorized a registered holding company's retention of a company involved in warranty and repair services for appliances such as heating and air conditioning systems, water heaters, refrigerators, dishwashers and clothes washers based on Rule 58 (b)(1)(iv).

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


     o Fritze KeySpan, LLC ("Fritze") designs, builds, installs and services heating, ventilating, and air conditioning systems, which primarily use gas or electricity, for commercial and residential customers in New Jersey.[18]

     o KeySpan Plumbing Solutions, Inc. ("KPS") provides piping, plumbing and maintenance services associated with the installation of gas heating, systems principally with regard to boiler and hot water heater installations. These services are provided to customers in the New York City metropolitan area.[19]

     o KeySpan Plumbing & Heating Solutions LLC ("KPHS") provides piping, plumbing and maintenance services associated with the installation of gas heating, systems principally with regard to boiler and hot water heater installations in New Jersey.[20]

     o KeySpan Energy Management, LLC formerly known as KeySpan Energy Management, Inc. ("KEMI") is primarily engaged in, and its subsidiary R.D. Mortman, LLC is solely engaged in, the service, installation and construction of power supply, heating, ventilation and air conditioning systems (which primarily use electricity or gas) including burners and boilers for heating purposes.[21] R.D. Mortman serves large scale residential and commercial customers located in the

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18   These  heating,  ventilation  and air  conditioning  services are appliance services permitted under Rule 58(b)(1)(iv). Prior to the enactment of Rule 58, these types of services were provided by a subsidiary of Conectiv which were found to be functionally related, and, therefore, retainable. See Cinergy, supra, and Conectiv, Inc., supra.

19 See id. Plumbing and maintenance services that were connected to HVAC equipment and services were permitted in Conectiv, supra, and Cinergy, supra., as retainable, functionally related activities. KPS is a wholly-owned subsidiary of KeySpan Energy Solutions, LLC which is described below.

20 These heating, ventilation and air conditioning services are appliance services permitted under Rule 58(b)(1)(iv). Prior to the enactment of Rule 58, these types of services were provided by a subsidiary of Conectiv which were found to be functionally related, and, therefore, retainable. See
     Cinergy, supra, and Conectiv, Inc., supra. Plumbing and maintenance services that were connected to HVAC equipment and services were permitted in Conectiv, supra, and Cinergy, supra., as retainable, functionally related activities. KSI, through KeySpan Energy Solutions LLC (which is described below) owns a 90% interest in KPHS. The remaining interest in KPHS is held by an individual who is a licensed New Jersey plumber. New Jersey state law requires that a State licensed plumber own a minimum of 10% of any company providing plumbing services in the state, which plumbing services are required in connection with the installation and repair of piping used in connection with boilers, chillers and HVAC systems.

21 These are like the appliance installation and service activities defined under Rule 58(b)(1)(iv). Also, prior to the enactment of Rule 58, these activities were found to be functionally related in Conectiv, Inc., supra, and Cinergy, supra.

          New York City metropolitan area and KEMI serves large commercial, industrial and institutional customers throughout the Northeast.[22]

     o Delta KeySpan, LLC formerly know as Delta KeySpan, Inc. ("Delta") designs, builds, installs and services heating, ventilating and central air conditioning systems, which primarily use gas or electricity, for commercial customers in New England.[23]

     o KeySpan Energy Solutions, LLC formerly known as KeySpan Energy Solutions, Inc. ("KeySpan Solutions") provides service and maintenance for heating equipment, water heaters, central air conditioners, which use gas or electricity, and gas appliances.[24] It also offers related safety products and services to its gas customers which include, or may in the future include, safety inspections, repair services, energy assessment and safety checks (i.e., testing for carbon monoxide and faulty wiring), and products which promote safe energy use, increased energy efficiency or detect carbon monoxide, smoke or fire. The Commission has previously found the provision of gas appliance and safety products and services to be functionally related to a registered holding company's business.[25] For instance, in Consolidated, the Commission found that the sale and installation of energy related appliances, products to promote safe energy use, and safety inspection and repair services activities were permitted under the Act.

--------

22 KEMI also is or may become involved in the development, ownership, construction, financing, operation and maintenance of thermal energy facilities, including central steam and chilled water facilities which is an activity permitted under Rule 58(b)(vi). For instance, KEMI financed the construction of a central heating and cooling facility owned, operated and maintained by an unaffiliated company, Metro Energy, LLC ("Metro Energy"), at a hotel in the New York City metropolitan area. Construction of this project was substantially completed in late 1998. KEMI currently provides management services to Metro Energy in connection with the project and contemplates acquiring substantially all of the ownership interest in Metro Energy in the near future. In connection with the settlement of a legal action, KEMI also acquired a warrant to purchase 100,000 shares of common stock, for a cash price of $0.45 per share, subject to adjustment as set forth in the warrant, in Smart Systems International, a company that designs and markets intelligent energy management systems principally for heating and air conditioning control in commercial and residential buildings. This warrant was not exercised and expired on August 22, 2002. Smart Systems International's business is that of energy management which is a Rule 58(b)(i) activity. KEMI also engages in the brokering and marketing of energy commodities which is a Rule 58(b)(1)(v) activity. Finally, KEMI is actively marketing its design, engineering, construction, operation and maintenance services in connection with energy projects which may be fueled by renewable or waste resources or involve alternative, emerging and/or distributed generation technologies. See Rule 58(b)(1)(vii).

23 These heating, ventilation and air conditioning services are appliance services permitted under Rule 58(b)(1)(iv). Prior to the enactment of Rule 58, these types of services were provided by a subsidiary of Conectiv which were found to be functionally related, and, therefore, retainable. See Cinergy, supra, and Conectiv, Inc., supra. Pursuant to the Non-Utility Reorganization Authority contained in the Financing Order, Delta was reorganized as a limited liability company on August 31, 2001.

24 Pursuant to the Non-Utility Reorganization Authority contained in the Financing Order, KeySpan Solutions was reorganized as a limited liability company on August 31, 2001.

25   Consolidated Natural Gas Co., Holding Co. Act Release No. 26757 (August 27,
     1997); see also The Columbia Gas System, Inc., Holding Co. Act Release No. 26498 (March 25, 1996) (authorizing a business engaged in safety inspections, such as carbon monoxide and radon testing and wiring safety checks); The Columbia Gas System, Inc., Holding Co. Act Release No. 26498 (March 25, 1996).

     o Fourth Avenue Enterprise Piping, LLC formerly known as Fourth Avenue Enterprise Piping Corp. ("FAEP") is engaged in providing maintenance and installation of boilers and heating, ventilation and air conditioning systems, which primarily use gas or electricity, to customers located in New York.[26]

     o Active Conditioning LLC formerly known as Active Conditioning Corp. ("Active") is engaged in maintenance and installation of boilers and heating, ventilation and air conditioning systems, which use gas or electricity, to customers located in New Jersey.[27]

     o WDF, Inc. ("WDF") provides mechanical contracting services to commercial and industrial customers in New York. The mechanical contracting services include the design, construction, alteration, maintenance and repair of plumbing, heating, and air conditioning and ventilation systems (HVAC), which HVAC systems primarily use gas or electricity, as well as wastewater and water systems.[28]

----------

26 These heating, ventilation and air conditioning services are appliance services permitted under Rule 58(b)(1)(iv). Prior to the enactment of Rule 58, these types of services were provided by a subsidiary of Conectiv which were found to be functionally related, and, therefore, retainable. See Cinergy, supra, and Conectiv, Inc., supra. Pursuant to the Non-Utility Reorganization Authority contained in the Financing Order, FAEP was reorganized as a limited liability company on August 31, 2001.

27 These heating, ventilation and air conditioning services are appliance services permitted under Rule 58(b)(1)(iv). Prior to the enactment of Rule 58, these types of services were provided by a subsidiary of Conectiv which were found to be functionally related, and, therefore, retainable. See Cinergy, supra, and Conectiv, Inc., supra. Active was a direct subsidiary of KSI, however, pursuant to the Non-Utility Reorganization Authority under the Financing Order, on August 31, 2001, Active was converted to a limited liability company and became a direct subsidiary of Fritze, described above, and thus an indirect subsidiary of KSI.

28 These heating, ventilation and air conditioning services are appliance services permitted under Rule 58(b)(1)(iv). Prior to the enactment of Rule 58, these types of services were provided by a subsidiary of Conectiv which were found to be functionally related, and, therefore, retainable. See Cinergy, supra, and Conectiv, Inc., supra. The mechanical contracting services WDF provides are similar to a business that the Commission recently allowed a registered holding company to acquire in GPU, Inc., Holding Co. Act Release No. 27165 (April 14, 2000). In GPU Inc., the registered holding company was authorized to acquire a subsidiary whose primary business was the installation of electrical system wiring for utilities and commercial and industrial facilities including the installation of complex piping systems. See also Pepco Holdings Inc., et al., Holding Co. Act Rel. No. 27553 (2002) (authorizing retention of non-utilities engaged in design, construction, installation and servicing of, among other things, HVAC systems, water and plumbing systems and related structures).

     o KSI Contracting LLC formerly known as Roy Kay, Inc. ("RKI") provides mechanical and general contracting services to commercial customers.[29] RKI installs and renovates heating, ventilation and air conditioning systems, as well as oil and gas boilers and burners used for heating. Its services include the installation of all piping equipment, as well as the design and fabrication of piping and sheet metal incidental to its mechanical contracting services that are an integral component of the heating, ventilation and air conditioning systems that it installs.[30] In the past, RKI also pursued and engaged in general contracting services, a portion of which were incidental to mechanical or electrical contracting services which it, or other subsidiaries of KSI were engaged in. These general contracting services, which also included general contracting services related to the structures in which RKI was installing or servicing HVAC systems, as well as contracting services in connection with the construction of structures designed to house fiber optic facilities undertaken by its affiliate KeySpan Communications, Inc., consists of standard construction, management services including, but not limited to, contract administration, drawings review, selection and supervision of subcontractors, vendors and suppliers, procurement activities, and permitting and licensing. With the exception of completing projects which are currently under contract, RKI intends to predominantly provide HVAC mechanical contracting services and will not enter into any new contracts for, or otherwise engage in, non-energy related general contracting services.

          Prior to KeySpan becoming a registered public utility holding company subject to the Act, KSI acquired RKI, a privately owned mechanical and HVAC contracting company, which also engaged in non-energy related general contracting. As described herein and Attachment 1 to Exhibit N-1, during calendar year ending December 31, 2000, approximately 20% of the revenues of RKI was for non-energy related general contracting services. However, RKI is exiting the non-energy related general contracting business, therefore, in the future and with the exception of completion of current customer contracts, the percentage of RKI's non-energy related activities will significantly decrease as a result

----------
29 RKI was a direct subsidiary of KSI, however, pursuant to the Non-Utility Reorganization Authority under the Financing Order, on August 31, 2001, RKI was converted to a limited liability company and became a direct subsidiary of WDF, described above, and thus an indirect subsidiary of KSI.

30 These heating, ventilation and air conditioning services are appliance services permitted under Rule 58(b)(1)(iv). Prior to the enactment of Rule 58, these types of services were provided by a subsidiary of Conectiv which were found to be functionally related, and, therefore, retainable. See Cinergy, supra, and Conectiv, Inc., supra. The mechanical contracting services WDF provides are similar to a business that the Commission recently allowed a registered holding company to acquire in GPU, Inc., Holding Co. Act Release No. 27165 (April 14, 2000). In GPU Inc., the registered holding company was authorized to acquire a subsidiary whose primary business was the installation of electrical system wiring for utilities and commercial and industrial facilities including the installation of complex piping systems.

          of it no longer  undertaking  non-energy  related general  contracting
          projects   and   focusing   on  HVAC   mechanical   related   business
          opportunities.[31]

          Although RKI is exiting the non-energy related general contracting business, KSI, through its subsidiaries, may engage in general contracting where such activities involve contracts for construction activities which management is satisfied such subsidiary, either by itself or through one or more contracts with other KSI subsidiaries and/or third parties, has the necessary resources to perform and which are primarily energy related as determined by Commission rule or precedent under the Act (e.g., involving projects such as the construction of HVAC, thermal, chilled water, and other HVAC facilities, renewable energy, cogeneration and other types of power production facilities and waste water treatment facilities, etc.). KSI and its subsidiaries will not, however, enter into new contracts to provide general contracting services involving the construction of primarily non-energy related facilities, as determined by Commission rule or precedent under the Act.

     o Binsky & Snyder, LLC formerly known as Binsky & Snyder, Inc. ("BSI") is a specialty mechanical contractor which installs heating, ventilating and air conditioning systems, which use electricity or gas, for commercial and industrial customers located primarily in New Jersey.[32] BSI also provides specialty mechanical contracting services

---------
31 On October 24, 2001, KeySpan issued a press release reporting its consolidated financial results for the three-month period ended September 24, 2001. In the press release, KeySpan stated that the general contracting business conducted by KSI through the RKI subsidiaries will be discontinued because it is no longer consistent with its core strategic focus or risk profile. KeySpan also disclosed in the October press release that (i) it recorded a 2001 third quarter after tax charge to earnings of $56.6 million reflecting costs to complete RKI's current general contracting projects as well the discontinuance of the general contracting activities and (ii) special charges to earnings to date reflecting RKI 2001 first quarter operating losses of $5.5 million after taxes. Also, on July 17, 2001, KeySpan issued a press release announcing that it took a special charge to earnings of $30.1 million after taxes in the second quarter of 2001 as a result of the operations of the RKI companies. The special charge reflected the unanticipated costs to complete work on certain construction projects, and the effect of inaccuracies on the books of the RKI companies, relating to their overall financial performance both before and after KeySpan acquired the companies. KeySpan is suing the prior owners of RKI for matters related to the acquisition of the companies (which closed in February 2000). The causes of action against the prior owners include breach of contract and fiduciary duty, fraud and violation of the New
     Jersey securities laws. KeySpan notes that the RKI financial statements provided to KeySpan by RKI's previous owners before KeySpan acquired RKI were attached as part of Exhibit N-3 to the post effective amendment no. 7 filed in this proceeding on June 27, 2001. KeySpan now wishes to notify the Commission that KeySpan believes that those pre-acquisition RKI financial statements provided by the prior owners before KeySpan gained control of the RKI are inaccurate and KeySpan cannot attest to their reliability.

32 These heating, ventilation and air conditioning services are appliance services permitted under Rule 58(b)(1)(iv). Prior to the enactment of Rule 58, these types of services were provided by a subsidiary of Conectiv which were found to be functionally related, and, therefore, retainable. See Cinergy, supra, and Conectiv, Inc., supra. The mechanical contracting services WDF provides are similar to a business that the Commission recently allowed a registered holding company to acquire in GPU, Inc., Holding Co. Act Release No. 27165 (April 14, 2000). In GPU Inc., the registered holding company was authorized to acquire a subsidiary whose primary business was the installation of electrical system wiring for (footnote continued on next page)
          involving   process  piping  work  for  non-HVAC   purposes  which  is
          beneficial  in  attracting  and  retaining   customers  for  its  HVAC
          business.

          As set forth in Attachment 1 to Exhibit N-1, for the period beginning with KSI's acquisition of BSI in July, 2000 and ending December 31, 2000, BSI had total revenues of $55,352,898; 68 percent of which involved the provision of services that are energy related pursuant to Commission rules or precedent. Approximately 32 percent of BSI's total revenues during this period were for process piping work, consisting primarily of the installation of piping necessary for process operations of large energy intensive commercial, industrial and institutional customers for whom BSI is providing, or will be seeking in the future to provide, energy related mechanical contracting services. This amount also represented 2.15 percent and 0.35 percent of KSI's and KeySpan's revenues for the same period. KSI anticipates that the percentage of energy related revenues for BSI in the future will be at least as much as during the period stated above and that other mechanical specialty contracting process piping related work it performs will be primarily for energy intensive large commercial, industrial and institutional customers for whom the company has or will also be seeking to provide other energy related mechanical contracting services. In addition, over the next five years KSI will, either on a stand alone basis or through other methods, increase the percentage of energy related revenues of BSI so they are substantially energy related as defined by Commission rule and/or precedent.

     o Binsky & Snyder Service, LLC formerly known as Binsky & Snyder Service, Inc. ("BSSI") services and maintains heating, ventilating and air conditioning systems, which use electricity or gas, for commercial and industrial customers located primarily in New Jersey.[33]

     o Binsky & Snyder Plumbing LLC ("BSP") was formed to comply with certain New Jersey laws governing the ownership of companies providing plumbing services.[34] BSP services heating, ventilating and air

--------
     utilities and commercial and industrial facilities including the installation of complex piping systems. BSI also engages in (i) the production, conversion, sale and distribution of thermal energy products which are Rule 58(b)(1)(vi) activities, and (ii) the sale, installation or servicing of electric and gas appliances and equipment that uses gas or electricity as an alternate fuel which are Rule 58(b)(1)(iv) activities. Pursuant to the Non-Utility Reorganization Authority under the Financing Order, on August 31, 2001, BSI was converted to a limited liability company. BSI also had the following two wholly-owned subsidiaries (that it owned before KeySpan registered as a holding company) but which were inactive and dissolved effective May 31, 2002: Elling Service Company, Inc. and Elling Brothers.

33 See id. BSSI also renders energy management services which is a Rule 58(b)(1)(i) activity. Pursuant to the Non-Utility Reorganization Authority under the Financing Order, on August 31, 2001, BSSI was converted to a limited liability company.

34   BSP is a direct, wholly-owned subsidiary of BSI.

          conditioning systems, which use electricity or gas, for commercial and industrial customers located primarily in New Jersey.[35]


     Mechanical Contracting Services. As noted above, recently, in GPU, Inc., the Commission authorized GPU's acquisition of MYR Group, Inc. which, inter alia, provided commercial and industrial services consisting of electrical, mechanical and maintenance contracting, including construction activities such as the installation of complete electrical systems wiring for utilities and commercial and industrial facilities. The business of the following company is substantially the same as that approved in GPU Inc., and therefore should be retainable under the Act.

     o KSI Electrical LLC formerly known as Roy Kay Electrical Company, Inc. ("RK Electrical") engages in electrical contracting services including the wiring of, and upgrading the, power supply for buildings of commercial and industrial customers located in New York and New Jersey.[36]

     Safety Services. As discussed above, the Commission has authorized registered holding companies to retain businesses engaged in selling safety products and services, including such products as smoke and fire detectors and fire extinguishers on the ground that they were energy related.[37] Since the following company is engaged in the business of providing safety products similar to the fire detectors and fire extinguishers found to be functionally related in Consolidated, it should be retainable under the Act.

     o KSI Mechanical, LLC formerly known as Roy Kay Mechanical, Inc. ("RK Mechanical") engages in the installation and renovation of sprinkler systems and fire suppression systems, including related piping fabrication for the systems it installs, for customers located in New York and New Jersey.[38] Such fire suppression and sprinkler systems are necessary to put out fires which may be the result of, inter alia, faulty electrical wiring or other electrical problems.

     Exempt Telecommunication Company ("ETC"). Registered holding companies are permitted to invest in ETCs pursuant to Section 34 of the Act without prior SEC approval and ETCs are deemed functionally related. The following company is an ETC and, therefore, retainable:

---------
35   See id.

36 RK Electrical was a direct subsidiary of KSI, however, pursuant to the Non-Utility Reorganization Authority under the Financing Order, on August 31, 2001, RK Electrical was converted to a limited liability company and became a direct subsidiary of WDF, described above, and thus an indirect subsidiary of KSI.

37 See Consolidated Natural Gas Co., Holding Co. Act Release No. 26757 (August 27, 1997).

38 RK Mechanical was a direct subsidiary of KSI, however, pursuant to the Non-Utility Reorganization Authority under the Financing Order, on August 31, 2001, RK Mechanical was converted to a limited liability company and became a direct subsidiary of WDF, described above, and thus an indirect subsidiary of KSI.

     o KeySpan Communications Corp. ("KCC") constructs fiber optic facilities and owns a fiber optic network which is used by affiliates and non-affiliates for telecommunication services such as voice communications and data transmission.


     Power Consulting/Engineering Services. In prior orders, the Commission has permitted registered holding companies to invest in businesses that provide consulting services for large industrial and commercial customers to improve their power supply sources and designing and engineering electric facilities (including generation and HVAC systems) for affiliated or non-affiliated customers.[39] In Cinergy, the Commission approved the acquisition by a registered holding company of a subsidiary that would engage in a wide range of energy related activities including the ones described above. The activities of the following company are substantially the same as those approved by the Commission in Cinergy, and thus, the company should be retainable under the Act.

     o KeySpan Engineering Associates, Inc. ("KeySpan Engineering") reviews the power supply needs of its large commercial, industrial and institutional customers and designs efficient, new power supply and heating systems, such as cogeneration facilities and boiler facilities to meet customers' energy needs.[40]


     Engineering/Consulting Activities. The Commission has previously authorized registered holding companies to retain and acquire companies engaged in consulting and engineering services.[41] In WPL, the Commission permitted the retention of non-utility companies that provided a wide range of environmental consulting and engineering services, such as management services for solid waste management, hazardous waste management, industrial health safety, strategic environmental management services and facility and process design to utility and non-utility companies. In Central, the Commission approved a registered holding company's ownership of a company engaged in providing engineering and environmental services to utilities and non-utilities relating to consulting and design engineering, environmental and occupational health permitting, and environmental and occupational health management systems.[42] Furthermore, in General Public Utilities, the Commission authorized a registered holding

--------
39   See Cinergy Corp., Holding Co. Act Release No. 26662 (Feb. 7, 1997).

40 KeySpan Engineering was formerly a subsidiary of KEMI, however, pursuant to the Non-Utility Reorganization Authority under the Financing Order, on August 31, 2001, ownership of KeySpan Engineering was transferred to Paulus Sokolowski and Sartor, LLC (another wholly-owned subsidiary of KSI which is described below) for operational reasons.

41 WPL Holdings, Inc. Holding Co. Act Release No. 26856 (April 14, 1998); Central and South West Services, Holding Co. Act Release No. 26898 (July 21, 1998).

42 See also New Centuries Energies, Inc., Holding Co. Act Release No. 26748 (August 1, 1997) (Commission permitted holding company to retain subsidiaries that provided general engineering, and environmental consulting and other services to utilities and non-utilities); New England Electric System, et al., Holding Co. Act Release No. 25621 (September 4,
     1992) (Commission authorized registered holding company subsidiary to engage in the business of providing consulting services for profit); New England Electric System, et al., Holding Co. Act Release No. 26017 (April 1, 1994) (Commission allowed registered holding company subsidiary to expand its consulting business to include the performance of electrical related services, ie, designing, engineering, assisting in licensing and permitting, procuring materials and equipment and installing, removing or constructing electrical related materials).

company's   subsidiary  to  engage  in  preliminary   project   development  and
administrative activities in connection with its investment in qualifying facilities and load management and energy storage system projects. Such activities included: site investigations, feasibility studies, preliminary design and engineering, licensing and permitting, acquisition of project rights and options, negotiation of asset acquisition, power sales, fuel supply, steam sales and engineering and other related contracts.[43] The Commission should permit KeySpan's retention of the following company whose activities are similar to those approved in Central, WPL Holdings and General Public Utilities, as well as energy management and HVAC or HVAC related activities permitted under Rules 58(b)(1)(i) and 58(b)(1)(iv) respectively.

     Paulus, Sokolowski & Sartor, LLC formerly known as Paulus, Sokolowski & Sartor, Inc. ("PSS") is similar to those companies which the Commission has previously allowed retention.[44] PSS' services are as follows: (a) mechanical and electrical engineering which consists of system analysis (heating, ventilating, air-conditioning, humidification/dehumidification, power distribution, grounding, lighting, plumbing and fire protection);[45] programming and planning services (energy studies, utility consumption analysis and planning, equipment analysis, utility analysis and planning, analysis of existing layouts and functional relationships, and analysis of system performance);[46] design services (energy management systems, office environments (lighting, HVAC), equipment installations/modifications and permitting);[47] and construction phase services (observation and evaluation of construction, contract administration and drawings review); (b) civil engineering and survey which consists of regulatory compliance and permitting, land use and surveys, site utility master planning, storm water management, roadway design, pavement evaluation/rehabilitation, and subdivision plans and applications; (c) sanitary engineering which consists of sanitary and chemical sewage systems, wastewater treatment systems (including planning and design of waste gas to energy facilities), water supply systems, sludge handling, industrial facility design, construction phase services and water quality services; (d) architecture and facilities planning which consists of architectural planning and design (feasibility studies, site evaluation/selection/planning, zoning assistance, new building renovations/modifications, construction phase services, project budget and planning and code compliance); and interior design and facility planning (interior design, space analysis, facilities planning and management, lighting

-------
43 General Public Utilities, et al., Holding Co. Act Release No. 25108 (June 26, 1990). The subsidiary also proposed to provide engineering, consulting, management and other project development and operating services for a fee.

44 Pursuant to the Non-Utility Reorganization Authority under the Financing Order, on August 31, 2001, PSS was converted to a limited liability company.

45 Some of these services are similar or related to the HVAC services permitted in Rule 58(b)(1)(iv) and pursuant to Commission precedent.

46 These services are similar to or related to the energy management type services permitted under Rule 58(b)(1)(i).

47 The HVAC services are permissible under Commission precedent and are energy related under Rule 58(b)(1)(iv) and the energy management services are permissible under Rule 58(b)(1)(i).

design, signage programs and space planning); (e) environmental engineering which consists of soil investigations, groundwater studies, regulatory compliance review, regulatory compliance and permitting, solid waste management, environmental audits, site remediation, spill prevention, air sampling and monitoring, air quality permitting, environmental impact statements and underground storage tank analysis; (f) geotechnical engineering which consists of surface and subsurface investigations, foundation analysis and design, pavement evaluation and design, soil mechanics, geophysical analysis, evaluation and design of retaining structures, landfill site investigations and forensic investigations; and (g) structural engineering which consists of existing building investigations and analysis, foundation design, high-rise construction design, structural steel design, wood construction design, bid review, construction inspections, cost estimating, seismic analysis and field investigations.

     PSS's clients consist of large and industrial customers, such as utilities, corporate offices, hotels, laboratories, warehouses, pharmaceutical companies, hospitals, universities and power plants. Subject to relevant Commission requirements under the Act, PSS may provide services to its affiliates. PSS serves as a general environmental and engineering consultant to major utility companies in New Jersey. These clients include PSE&G, GPU Energy, Conectiv, and New Jersey Natural Gas. For example, for over ten years PSS has provided environmental and engineering consulting services for various generation and transmission facilities under a multi-year contract to PSE&G. Services including environmental permitting and professional planning; air quality engineering and permitting; wetlands and general environmental analysis; and water quality engineering and permitting. PSS also provides engineering and environmental consulting services to GPU Energy on a contract basis. PSS responds to GPU Energy's requests for a variety of specific services including, but not limited to, the preparation of Environmental Assessments of projects presented to the Board of Public Utilities (BPU), expert testimony for BPU Applications, wetland delineation and permitting, waterfront development permitting, US Army Corp of Engineers permitting, as well as geotechnical, structural and civil engineering services. PSS has provided these services to GPU Energy for approximately ten years.[48] PSS has also provided environmental and full-service engineering services to Conectiv and its subsidiaries on a variety of projects over the past several years. Projects located in Atlantic City include the Midtown Thermal Plant, a thermal line running along the beach and Boardwalk and the Marina Thermal Plant. Also, PSS has provided environmental and engineering services to a PSE&G/Conectiv joint venture for a thermal plant in Essex County, New Jersey.

     Moreover, PSS improves KeySpan's position to compete in today's energy service market and attract customers on both sides of the meter because its services are related or complementary to the types of services offered by KeySpan's other non-utility subsidiaries described above (e.g, HVAC service providers, mechanical contractors, power supply consultant/engineer). In GPU, Inc. and the Rule 58 Release, the Commission recognized that a registered holding company needs increasing flexibility to provide "after the meter" services in order to compete in the evolving energy industry. PSS fills several key roles in KeySpan's strategy to provide energy services to large energy consumers. First, the presence of multiple engineering disciplines within PSS allows KeySpan to offer one stop shopping for all planning, design and permitting requirements for energy facilities planned by its clients. This service is a critical component of KeySpan's "Life - Cycle" strategy to design, build, operate and maintain energy facilities for large businesses. Simply put,

-------
48 Examples of GPU projects in which PSS participated are described in greater detail in Exhibit E-5 hereto.

many of the major commercial and institutional customers require that KeySpan's companies have the capability to provide full service engineering before they will even consider the services offered by KeySpan's subsidiaries in connection with energy-related projects. Secondly, its broad array of planning, design and permitting services allows PSS access to decision makers within large energy consuming businesses at a level that would not readily be available to KeySpan and its affiliates without these capabilities. The services offered by PSS coupled with the ability of other KeySpan affiliates to construct energy related facilities enables KeySpan to effectively compete in the energy related services market and enhances KeySpan's ability to attract large energy consumers to its Life - Cycle model.

For the calendar year ending December 31, 2001, PSS's consolidated revenues were approximately $39,100,589. Approximately 63.9% of PSS's revenues during this period were for services that are considered energy related under existing Commission rules or precedent.[49] This percentage corresponded to approximately 2.2% of KSI's total revenues and 0.38% of KeySpan's revenues for the same period. The retention of PSS and its multidisciplinary engineering and architectural capabilities is a key component of KSI's overall energy related business strategy, the central focus of which is to provide and expand energy related services to customers in the Northeast, including the states of New York, Massachusetts, New Jersey, New Hampshire, Rhode Island, Pennsylvania, Maine and Connecticut. KSI believes that the ability to offer customers full service engineering solutions will provide increased opportunities for other KSI subsidiaries to obtain energy related business for mechanical (HVAC) and/or electrical contracting subsidiaries, including BSI, WDF, KEM, Delta and the Roy Kay companies. The ability of these KSI mechanical and/or electrical contracting subsidiaries to offer engineered energy solutions to customers through their affiliation with PSS is also expected to increase the overall percentage of energy related revenues of PSS in the future. KSI anticipates that the percentage of PSS's annual energy related revenues in the future will be no less than the percentage in calendar year ended December 31, 2001. In addition, over the next five years KSI will, either on a stand alone basis or through other methods, increase the percentage of energy related revenues of PS&S so that they are substantially energy related as defined by Commission rule and/or precedent. As part of its business plan, KSI is also evaluating the potential acquisition of one or more mechanical and electrical engineering firms that would further increase the overall percentage of PSS's energy related engineering revenues. In the event these transactions move forward, consummation of such acquisitions would be subject to KeySpan and KSI obtaining any necessary Commission approval.

b. Intermediate Non-Utility Holding Companies

----------
49 PSS has not yet completed its analysis of all of its revenues for 2001, therefore, the revenue numbers and energy-related services percentages set forth herein for PSS (on a consolidated basis to include revenue of its subsidiary KEA) are not based on total revenues; they reflect revenues from its largest clients which represent approximately 88% of the consolidated revenues it received in 2001. KeySpan and KSI do not believe that the remaining 12% of PSS's consolidated revenues and the breakdown between energy and non-energy related activities would be significantly different from the percentage of energy-related activities contained herein. However, even all of the remaining revenues were assumed to be non-energy related, PSS's energy-related activities would constitute 56.5% of its business demonstrating that it is primarily engaged in energy-related activities.

     In  order  to  streamline   operations  and  pursuant  to  the  Non-Utility
Reorganization Authority in the Financing Order, KSI has reorganized the ownership of a number of the KSI subsidiaries which was completed on August 31, 2001, as well as converting certain of the KSI subsidiaries described above to limited liability companies in order to achieve certain tax savings. [50] As noted in Section 1(a) above, under this reorganization, two new intermediate non-utility holding companies were created, KBS and KHES. KSI owns 100% of each of KBS and KHES so they are direct, wholly-owned subsidiaries of KSI. The reorganization was done pursuant to the Non-Utility Reorganization Authority under the Financing Order.

                Pursuant to the reorganization,

     o KSI's direct ownership interests in the following KSI subsidiaries was transferred to KBS: KEMI;[51] FAEP; WDF;[52]; BSI;[53] BSSI; Delta; PSS;[54] and the ENI Companies (i.e., Northern Peabody and Granite);[55]

     o KSI's direct ownership interests in the following KSI subsidiaries were transferred to KHES: KESI; KeySpan Solutions;[56] KHNE; and, Fritze.[57]

     As a result of this overall reorganization, KSI's direct subsidiaries are KBS, KHES, KE, and KCC. This ownership structure more closely aligns KSI's four primary business lines which it currently operates. KBS (through its subsidiaries) will focus on the larger commercial, industrial and institutional customers, while KHES (through its subsidiaries) will focus primarily on the residential and small commercial market. KE will continue to obtain or broker supplies of electricity and gas to help satisfy the retail energy services needs of the customers of the KBS and KHES subsidiaries served through KESI. KCC will continue with its fiber optic business.

     KBS and KHES engage in no other activity other than as holding companies of their respective subsidiaries. As part of their role as holding companies, KBS and KHES may enter into various contracts on behalf of their respective subsidiaries to purchase equipment, supplies and services. In addition and by way of example, in the future in connection certain customer proposals KBS may be required or requested to enter into a single contract with a customer to

--------
50 Depending on the state of incorporation of each subsidiary that was converted to a limited liability company, in order to accomplish the conversion , it may have been necessary to create the new limited liability company and merge the existing subsidiary into it, with the limited liability company as the surviving entity. For subsidiaries that were originally incorporated in Delaware, conversion to a limited liability company was accomplished by a simple conversion without the need for a merger.

51   As noted above, R.D. Mortman is a wholly-owned subsidiary of KEMI.

52 As noted above, RKI, RK Electrical and RK Mechanical are now wholly-owned subsidiaries of WDF.

53   As noted above, BSP ais a wholly-owned subsidiary of BSI.

54   As noted above, KEA is a wholly-owned subsidiary of PSS.

55   The ENI Companies are described in Section (2) below.

56   As noted above, KPHS and KPS are subsidiaries are KeySpan Solutions.

57   As noted above, Active is a wholly-owned subsidiary of Fritze.

provide HVAC or cogeneration facility design, installation, operation and maintenance services. KBS may also be required, in order to obtain the contract, to agree to be the general contractor for the overall energy-related project. KBS would enter into a single contract with customers to provide these services (involving multiple KBS subsidiaries disciplines) and then subcontract the work to these subsidiaries as appropriate based on their expertise.[58] KBS may also subcontract portions of the work to third parties. It is KBS's experience that often customers prefer this approach rather than having to manage multiple vendor and/or service provider contracts. It is also consistent with KBS's approach to offering customers integrated solutions to their energy related needs. KHES may also do the same with respect to its subsidiaries, although this is less likely given the nature of the services KHES provides to customers. As part of a potential internal reorganization which is being evaluated by KSI, some or all of the KHES subsidiaries may be merged into KHES in the future with KHES. In such event, KHES will engage directly in the business formerly undertaken by its subsidiaries, as described herein. To the extent that KBS or KHES contract to purchase services or goods from, or provide services or goods to their subsidiaries, they will do so in accordance with the affiliate rules under the Act. Accordingly, they are retainable because all of their investments are in companies described above and which have been demonstrated to be retainable under the Act.

          (2) ENI Companies

     The same legal analysis which is discussed above with respect to KeySpan's HVAC companies applies to the ENI Companies. As demonstrated in the chart contained in Exhibit N-1, these companies derive substantially all of their revenues from activities permitted under Rule 58(b)(1)(iv) because they involve the sale, installation and/or servicing of electric or gas appliances, and therefore, should be retainable.[59]

     o Northern Peabody designs, installs and services commercial and industrial plumbing, heating, ventilation and air conditioning equipment (which use gas or electricity), and process piping systems necessary for the installation of such equipment.

     o Granite designs, installs and services commercial and industrial plumbing, heating, ventilation and air conditioning equipment (which use gas or electricity), and process piping systems necessary for the installation of such equipment.

Item 2.    Fees, Commissions and Expenses

     The estimated fees, commissions and expenses in connection with the application are approximately $50,000 which are comprised primarily of legal fees for outside counsel.


Item 3.  Applicable Statutory Provisions

--------
58 For example, KBS might enter into a HVAC design/build contract with a customer and then subcontract the design work to PSS and the construction work to WDF.

59 Prior to the enactment of Rule 58, the Commission found these same activities to be functionally related See Cinergy, supra, Conectiv, supra.

     KeySpan considers Section 11(b)(1) of the Act, as discussed above, to be applicable to the relief requested in this application which is the retention by KeySpan of the Retainable Subsidiaries.

     The proposed transaction is also subject to Rule 54, which provides that in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

     KeySpan currently meets all of the conditions of Rule 53(a) except for clause (1). At December 31, 2002, KeySpan's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $974,979,000. With respect to Rule 53(a)(1), the Commission determined in the KeySpan Financing Order dated December 6, 2002, that investments in EWGs and FUCOs in an aggregate amount of up to $2.2 Billion is allowed and would not have the adverse effects set forth in Rule 53(c).

     In addition, KeySpan has complied, and will continue to comply, with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) of affiliate utility company personnel rendering services to KeySpan's EWGs or FUCOs and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. None of the circumstances described in Rule 53(b) has occurred. Finally, Rule 53(c) by its terms does not apply to the transaction proposed herein since it does not involve the issue or sale of a security to finance the acquisition of and EWG or FUCO or otherwise.

     With respect to capitalization, there has been no material adverse impact on KeySpan's consolidated capitalization resulting from KeySpan's investments in EWGs and FUCOs. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of KeySpan's EWGs and FUCOs, have a material adverse effect on the financial integrity of the KeySpan system, or an adverse impact on KeySpan's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. As of December 31, 2002, KeySpan's consolidated capitalization consisted of 32.08% equity and 67.92% debt. These ratios comply with the requirement in KeySpan's Financing Order that KeySpan's common equity will be at least 30% of its capitalization; the proposed transaction will have no adverse impact on KeySpan's ability to satisfy that requirement. In addition, at December 31, 2002, KeySpan's senior unsecured debt was rated "investment grade" by all the major rating agencies.

     Moreover, all of KeySpan's direct or indirect investments in EWGs and FUCOs are segregated from the public-utility subsidiaries. None of the public-utility subsidiaries provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any EWG or FUCO in which KeySpan owns any interest. KeySpan does not, and will not, seek recovery in the retail rates of any public-utility subsidiaries for any failed investment in, or inadequate returns from, an EWG or FUCO investment.

     Finally, investments in EWGs and FUCOs will not have any negative impact on the ability of the public-utility subsidiaries to fund operations and growth. The public-utility subsidiaries currently have financial facilities in place that are adequate to support their operations. The expectation of continued strong credit ratings by the public-utility subsidiaries should allow them to continue to access the capital markets to finance their operations and growth. KeySpan's EWG and FUCO investments have been profitable for all quarterly periods from December 31, 2000 through December 31, 2002.

     To the extent that the activities described herein require approval under any other sections of the Act and the Commission's rules thereunder are or may be applicable, applicants request such approval and demonstrate compliance herein.

Item 4.    Regulatory Approvals

     Other than the approval of the Commission, the applicant does not believe any other federal or state regulatory approvals are required for the retention by KeySpan of the Retainable Subsidiaries.

Item 6.    Exhibits and Financial Statements

                The following exhibits are provided:

     o Exhibit N-1 - KeySpan Services, Inc. and its Non-Utility Subsidiaries including the ENI Companies and Attachment 1 to Exhibit N-1 (Exhibit N-1 and Attachment 1 to Exhibit N-1 have been previously filed with the Commission)

     o Exhibit N-2 - Consolidated Balance Sheet and Income Statement for the KSI Companies and ENI Companies for the twelve months ended December 31, 2001 (Previously filed with the Commission, on a confidential basis, in paper format on Form SE)

     o Exhibit N-3 - Summary Demonstrating the following Subsidiaries Financial Viability Before and After Being Acquired by KSI ("Summary") and Unaudited Financial Statement of R.D. Mortman & Co., LLC, Fritze KeySpan, LLC, Delta KeySpan, Inc., Air Flow Technology, Active Conditioning Corp., Roy Kay, Inc., WDF, Inc., Paulus Sokolowski & Sartor, Inc. and Fourth Avenue Enterprise Piping Corp. ("Financial Statements")(Summary has been previously filed with the Commission, on a confidential basis, in paper format on Form SE; the Financial Statements were previously filed with the Commission in this proceeding on June 27, 2001, on a confidential basis, in paper format on Form SE)

     o    Exhibit O-1 Opinion of Counsel (Previously filed)

     o    Exhibit  O-2 Past Tense  Opinion of Counsel  (To be filed  pursuant to
          Rule 24)

                                    SIGNATURE

                Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.


                                                   KEYSPAN CORPORATION



                                                   /s/ John J. Bishar, Jr.
                                                   -----------------------
                                                   John J. Bishar, Jr.
                                                   Senior Vice President and
                                                   General Counsel











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